Exhibit 99.1

Pembina Pipeline Corporation Announces July 2012 Dividend

CALGARY, July 9, 2012 /CNW/ - The Board of Directors of Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) has declared a July 2012 cash dividend of $0.135 per share to be paid, subject to applicable law, on August 15, 2012 to shareholders of record on July 25, 2012. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

For shareholders receiving their dividends in U.S. funds, the July 2012 cash dividend will be approximately U.S.$0.132 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.9792. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record Date Policy

Pembina pays cash dividends in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day.

Second Quarter Results Conference Call and Webcast

Pembina will release its second quarter 2012 results on Thursday, August 9, 2012 after markets close. A conference call and webcast have been scheduled for the next day, Friday, August 10, at 9:00 a.m. MT (11:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 1-888-231-8191. A recording of the conference call will be available for replay until August 17, 2012 at 11:59 p.m. ET.  To access the replay, please dial either 416-849-0833 or 1-855-859-2056 and enter the password 94675104.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering http://event.on24.com/r.htm?e=489792&s=1&k=8609836C574E1C73A84090F0CE92BB87 in your web browser.  Shortly after the call, an audio archive will be posted on the website for 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider with nearly 60 years serving North America's energy industry. Pembina owns and operates: pipelines that transport conventional crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and a natural gas liquids infrastructure and logistics business, with facilities strategically located in western Canada and in the premium natural gas liquids markets in eastern Canada and the U.S. Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL and PPL.DB.C, PPL.DB.E and PPL.DB.F respectively.  Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

All dollar values are in Canadian dollars unless otherwise stated.

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:00e 09-JUL-12